

June 25, 2013

Via E-mail
Bradley A. Ferguson
Chief Financial Officer
EarthLink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

> **Re: EarthLink, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 7, 2013**
> **File No. 001-15605**

Dear Mr. Ferguson:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 14. Income Taxes, page 89

1.   You indicate that the federal net operating losses begin to expire in 2019 and the state net operating losses started to expire in 2012. Tell us what consideration you gave to providing more complete information regarding the expiration of your net operating losses. In this regard, we note your disclosure of an uncertainty related to significant amounts expiring prior to benefiting the Company. Consider disclosing the amounts of

net operating losses that will expire in each year. Refer to ASC 740-10-50-3(a). In addition, in your discussion of critical accounting policies and estimates for income taxes, tell us what consideration you gave to addressing the implications of the uncertainties related to the utilization of net operating losses associated with the Section 382 limitations and their expiration dates. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2013</u>

<u>Notes to the Condensed Consolidated Financial Statements</u>

<u>Note 16. Condensed Consolidating Financial Information, page 21</u>

2.   It appears that you have included certain items in addition to eliminations in the Consolidations & Eliminations column. Tell us what the "consolidations" amounts represent and what consideration was given to including these items within the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiaries. For example, explain what consideration was given to allocating the goodwill impairment to the applicable guarantor and non-guarantor subsidiaries. Tell us what consideration was given to disclosing the nature of amounts included in this column. Refer to Rule 3-10(i) of Regulation S-X for instructions in the preparation of condensed consolidating financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief